Exhibit 1

     Patriot Enterprises, Inc. (Formerly Patriot Motorcycle Corporation) is pleased to announce that Michael Shannon has accepted the position of CEO and Chairman of the Board effective March 1, 2003. Mr. Shannon will bring with him a dynamic management group charged with heading Patriot Enterprises forward through acquisitions and development in the sports and entertainment oriented industries.

     In making the announcements today, Michel Attias (former CEO and Chairman of Patriot motorcycles Inc.) stated: "We are extremely pleased to obtain the services of an executive with the background of Mr. Shannon to lead Patriot into a new and exciting direction. Mr. Shannon possesses a B.S. in Chemical Engineering cum laude from Bucknell University and has had outstanding career success both with large companies including Humble Oil, Monsanto and General Electric, and in the development and growth of new venture companies."

     His private venture experience include the following:

-- Mr. Shannon was instrumental in the founding and funding of American Waste Services, the first waste management company taken public by Goldman Sachs with an initial value of $200,000,000.

-- Mr. Shannon founded Victory Waste Services and originally took it through the Vancouver Stock Market. He subsequently moved it to Nasdaq, where it was eventually merged into Republic Waste Services with a value exceeding $230,000,000.

-- Mr. Shannon founded Steel Dreams TV show in 1999. He has developed it into the first nationally syndicated celebrity-power sports show in the United States, with its primary emphasis on the motorcycle industry.

     Mr. Shannon commented, "I look forward with great anticipation to moving Patriot forward rapidly into an excitement oriented group of companies. We are currently working on several acquisitions that are key to the company and will be announced in the near future"

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